02060115

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

November 21, 2002

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

SUPPL

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SEC MAIL PROCESSING RECEIVED NOV 27 2002 WASH. D.C. 180 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto are 3rd quarter results for 2002 of Flughafen Wien A.G., which have been published by the Company since our last submission of November 14, 2002.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

JKG/ejm
Enclosure

dlw 12/3

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

DOCSNY1:873244.1
13141-2 JG9

FILE NO.
82-3907

EUROPE´S BEST ADDRESS

Vienna International Airport

3rd Quarter 2002






VIE



Flughafen Wien AG

FILE NO.
82-3907

Key Figures First Nine Months of 2002

Industry Indicators	1-9/2002	Change in %	1-9/2001
MTOW[1] (in tonnes)	3,756,059	-5.2	3,963,006
Passengers	9,138,211	-2.6	9,377,411
Transfer passengers	3,158,578	8.7	2,906,796
Flight movements	140,250	-1.1	141,861
Cargo (air cargo and trucking; in tonnes)	115,832	-3.2	119,621

Financial Indicators (Amount in T€, except employees)	1-9/2002	Change in %	1-9/2001
Total turnover	240,284.3	-2.5	246,559.4
EBIT	90,040.1	13.6	79,225.9
EBIT-Margin[2] in %	36.5	15.1	31.7
EBITDA-Margin[3] in %	49.1	12.3	43.7
Net profit for the period	65,813.6	10.6	59,507.2
Cash-Flow from operating activities	81,988.4	14.5	71,629.6
Equity	554,339.3	6.0	522,985.0
Capital expenditures[4]	53,549.6	71.8	31,165.7
Employees at the end of the period[5]	2,627	-0.7	2,645

Notes:

1) MTOW: maximum take-off weight for aircraft
2) EBIT Margin (earnings before interest and taxes) = Operating profit / Operating income
3) EBITDA-Margin (earnings before interest, taxes, depreciation and amortisation) = (Operating profit + Depreciation) / Operating income
4) Tangible and intangible assets
5) Number of employees at the end of the period weighted by working time, incl. apprentices and employees on leave (maternity, military, etc.), excl. members of the Management Board and managing directors

Information on Flughafen Wien Shares

Share price € on 30.09.2002:	31.80
Market cap (in mill. €) on 30.09.2002:	667.80
Index weighting (ATX) in %:	5.87

Infosystems

Reuters:	VIEV.VI
Bloomberg:	FLUG AV
Datastream:	O:FLU
ÖKB-WKN:	091180
ÖTOB:	FLU
ADR:	VIAAY

The VIE Share is traded on following stock exchanges

Wien, Frankfurt (Xetra), London (SEAQ International), New York (ADR)

FILE NO.
82-3907

Letter to our Shareholders



Dear Ladies and Gentlemen,
Dear Shareholders,

__It is now more than a year since the tragic events of 11 September, and both traffic and operating results are improving quarter by quarter. During the first nine months of 2002, the Flughafen Wien Group recorded an increase of 13.6% in earnings before interest and tax (EBIT) to EUR 90 million. Turnover showed a decline of 2.5%, but the related decrease in earnings was more than offset by a non-recurring item from the first quarter (reversal of EUR 19.9 m in provisions for pensions). Profit before tax (EBT) rose by 12.1% to EUR 98.7 million for the reporting period, and net profit for the first three quarters increased by 10.6% to EUR 65.8 million. Of special note is the fact that we were able to record an increase of 0.5% in EBIT for the third quarter of 2002 without non-recurring items.

__Our incentive tariffs for long-haul flights and flights to Eastern Europe, introduced in late March, have produced their first results. Malaysia Airlines added three flights per week to Vienna in July, and we won a new East European customer with Air Baltic. In addition, we are also pleased to welcome Air Berlin, Germanwings and Air Lingus as new customers to the winter flight schedule.

__During the reporting period, we successfully completed an investment in Malta International Airport. The consortium "Malta Mediterranean Link", in which we hold a 57.1% share, has purchased 40% of Malta International Airport plc. The Republic of Malta owns the remaining 60%, but is currently offering 20% for sale over the Maltese Stock Exchange. We have also concluded technical service agreements with Malta International Airport, and its operational management is now the responsibility of a former key manager of the Flughafen Wien Group. Looking at other international projects we still hold a 7% share in the Berlin airport consortium, which has concluded a letter of intent with the seller of the Berlin airports. We have decided to temporarily postpone the project in Mashad for business reasons. Similarly, in Spain the necessary license for the start of construction at Ciudad Real Airport is still outstanding. We have therefore decided to suspend our activities and await further developments.

__The logistics centre for TNT was completed and transferred to the tenant on schedule, and the first extension of the west apron will be finished this year.

__Growth rates for October reflect our forecasts with +14.7% in passengers, +4.6% in flight movements, and +3.6% in maximum take-off weight (MTOW). These developments lead to expectations that we will close the year 2002 with a modest increase in the number of passengers.

__Earnings for 2002, as a whole, will be influenced by the non-recurring item from the first quarter and the general development of business in the fourth quarter.

__We would like to thank our shareholders and customers for their ongoing confidence, and our employees for their continued dedication.

Yours sincerely,

Herbert Kaufmann
Member of the Board
and Speaker

Gerhard Schmid
Member of the Board

Kurt Waniek
Member of the Board

Status Report

FILE NO.
82-3907

The Development of Air Traffic in Europe

_During the first nine months of 2002, the international aviation industry continued to suffer from the impact of 11 September. From January to September 2002 European airports overall recorded a decline of 4.8% in the number of passengers and 5.6% in flight movements.

Developments in Vienna

_Traffic in Vienna recovered much more quickly from the events of 11 September than the European average. Vienna International Airport recorded a decrease of 2.6% in the number of passengers from January to September, and a minus of only 1.3% for the third quarter. Flight movements declined by 1.1% (3rd quarter: +0.3%) and maximum take-off weight (MTOW) fell by 5.2% (3rd quarter: -0.7%) as a result of the use of smaller aircraft by airlines. In this difficult operating environment, the development of transfers and travel to Eastern Europe was excellent. The number of transfer passengers actually increased by 8.7% from January to September (3rd quarter: 9.1%) and travel to Eastern Europe rose by 10.6%. Cargo volume decreased by 3.2% over the first nine months, but showed strong growth of 11.3% in the third quarter.

__In scheduled traffic to European destinations from Vienna, Frankfurt replaced London in first place for the first nine months. With an increase of 25.7% Moscow pushed Prague into second place among Eastern Europe destinations. Double-digit growth rates were recorded in the number of passengers travelling to Tallin (62.4%), Pristina (60.5%), Zagreb (28.5%), Vilnius (26.7%), and Dnepropetrovsk (23.1%). The decrease in travel to North America totalled some 19%, but certain individual destinations showed solid growth. Washington profited from additional frequency as well as from its new hub function for the Star Alliance partner, United, and became the leading destination in North America with a increase of 36.2%. Additional frequencies brought a plus of 52.2% to Tokyo and 43.7% to Peking.

__In charter flights, Antalya ranked first ahead of Heraklion and Rhodes.

Turnover

__The slow recovery in air travel after 11 September is reflected in the turnover recorded by the Flughafen Wien Group. For the first nine months of 2002 turnover declined by 2.5% to EUR 240.3 million, although the third quarter showed a decrease of only 0.4% to EUR 87.3 million.

__In parallel with traffic development, turnover recorded by the Airport Segment declined by 1.8% for the first nine months to EUR 105.0 million.

__Turnover in the Handling Segment fell by 7.6% to EUR 77.7 million as a result of the smaller overall market, a slight loss in market share versus the prior year, the mild winter and resulting decline in de-icing, and lower cargo volume.

__The Non-Aviation Segment recorded a 3.8% increase in turnover to EUR 57.4 million, supported primarily by higher revenues from the shopping and gastronomy areas and a double-digit growth in security services.

Earnings

__Operating income rose by 0.6% in the third quarter, while operating expenses increased by 0.7% to EUR 58.7 million. Personnel expenses showed a decrease of 0.9%. Increases were registered in the cost of energy (+EUR 0.3 m), depreciation (+ EUR 1.1.m), and expenses for third party services (+EUR 0.5 m).

__Earnings before interest and tax (EBIT) rose by 0.5% over the comparable period last year to EUR 30.9 million. Financial results declined by 22.8% because of a lower investment volume. Earnings before tax (EBT) declined by 1.5% to EUR 33.2 million, and profit for the period decreased by 3.1% to EUR 21.9 million.

__EBIT for the first nine months rose by 13.6% to EUR 90.0 million, with the EBIT margin increasing to 36.5%. This growth was due largely to the non-recurring reversal of provisions for pensions in the first quarter (EUR 19.9 million).

__Financial results declined by 1.7% for the first three quarters to EUR 8.6 million, and earnings before tax (EBT) rose by 12.1% to EUR 98.7 million. Net profit for the first nine months of 2002 totalled EUR 65.8 million, which represents an improvement of 10.6% over the comparable period last year.

__The decrease of 8.2% in operating expenses to EUR 157.0 million for the first three quarters is the result of a reduction in personnel expenses, which fell by 19.8% to EUR 81.7 million due to the above-mentioned non-recurring item. Without this one-time effect, personnel expenses would have remained stable. The cost of materials declined, but other operating expenses rose by 16.9% to EUR 31.1 million due to higher costs for marketing (+ EUR 2.2 m) and maintenance (+ EUR 1.4 m).

Financial, Asset, and Capital Structure

__An improvement of EUR 10.7 million in earnings before tax led to a significant increase in cash flow from operating activities, which rose by 14.5% to EUR 82.0 million.

__Negative cash flow from investing activities increased by 239.3% to EUR –78.2 million because of higher capital expenditure, the investment in Malta International Airport, and lower payments on the disposal of financial assets compared to the prior year.

__Cash flow from financing activities declined by 24.6% to EUR –36.0 million as of the balance sheet day.

__Non-current assets increased by 7.3% to EUR 582.5 million because of the aforementioned investment

activity. Investments in tangible and intangible assets totalled EUR 53.5 million for the first nine months of 2002. The investment in Malta International Airport of EUR 25.8 million led to an increase in financial assets. A write-down of non-current securities, which did not affect the profit and loss account, amounted to EUR 3.6 million.

_Current assets show a decline of 12.9% versus 31 December 2001 to a level of EUR 189.1 million. Cash and cash equivalents decreased by EUR 34.7 million because of negative cash flow of EUR 32.2 million (dividend distribution: EUR 39.9 m, acquisition of investment in Malta Airport: EUR 25.8 m) and a write-down of EUR 2.4 million to current securities that did not affect the profit and loss account.

_Equity rose by 4.1% to EUR 554.3 million. Net profit for January to September 2002 totalled EUR 65.8 million, the distribution of dividends for 2001 amounted to EUR 39.9 million, and the revaluation reserve (after tax) decreased by EUR 4.0 million. The equity ratio equals 71.9% (31.12.2001: 70.1%).

_Non-current liabilities fell by 24.5% to EUR 97.9 million following the settlement of pension claims.

_The increase of 21.9% in current liabilities to EUR 119.1 million is due primarily to the creation of current provisions for taxes and an increase in trade creditors.

Corporate spending

_Investments in tangible and intangible assets rose by 71.8% during the first nine months of 2002 to EUR 53.5 million. The major part of this expenditure was directed towards enlargement of the west apron and construction of a cargo centre for TNT.

Outlook

_Following an increase of 2.7% in the number of passengers during September, October closed with a rise of 14.7%. Flight movements rose by 4.6%, and maximum take-off weight (MTOW) by 3.6%. Growth was particularly significant in the number of transfer passengers (+22.5%) and travel to Eastern Europe (+11.8%).

_At the end of August, we revised our annual forecast for traffic development upward, and assume that Vienna International Airport will close 2002 with modest growth in the number of passengers, slight decline in flight movements, and a decrease of 4% in MTOW.

_Our expansion plans continue to take shape. We concluded an EU-wide competition to select a general planner for the new air-traffic control tower, construction of which will be completed in 2004 and leased to Austro Control GmbH. Construction also started on the new international bus gates. Our Office Park, which is scheduled for completion in 2004, was presented to an expert forum at the Expo-Real, an international real estate trade fair in Munich. This facility will contain 26,000 sq. m. of state-of-the-art office space, with 18,000 sq. m. planned for rental to third parties.

Segments of Business

Airport

_The Airport Segment recorded external turnover of EUR 105.0 million for the first nine months, which represents a decrease of 1.8%. This development reflected the traffic volume and price reductions that took effect on 1 November 2001. The 1.6% decline in operating expenses was unable to completely offset the decrease in turnover, and operating profit for the Airport Segment dropped by 3.7% to EUR 55.1 million for the first nine months of 2002.

_The non-recurring reversal of provisions for pensions had virtually no impact on this segment.

Handling

_In spite of a 7.6% drop in turnover, the Handling Segment recorded an increase of 46% in operating income to EUR 19.9 million for the first nine months. The non-recurring reversal of pension accruals had a particularly strong impact on this segment because of the high number of employees.

Non-Aviation

_The Non-Aviation Segment recorded turnover of EUR 57.4 million during the first three quarters, for an increase of 3.8%. Segment earnings rose by 19.4% to EUR 29.0 million for this period, also supported by the aforementioned non-recurring item. Shop turnover showed good development, and security services registered double-digit growth in the wake of 11 September.

Interim Financial Report - First Six Months of 2002 according to IAS

Flughafen Wien AG

FILE NO.
82-3907

Consolidated Income Statement First Nine Months

in T€	1-9/2002	1-9/2001	Change
Turnover	**240,284.3**	**246,559.4**	**-2.5%**
other operating income	6,755.6	3,655.3	84.8%
Operating income	**247,039.9**	**250,214.8**	**-1.3%**
Cost of material and services	-12,937.0	-12,332.9	4.9%
Personnel expenses	-81,650.1	-101,867.3	-19.8%
Amortisation of intangible assets and depreciation of fixed assets	-31,285.9	-30,165.1	3.7%
other operating expenses	-31,126.9	-26,623.5	16.9%
Income before interest and taxes (EBIT)	**90,040.1**	**79,225.9**	**13.6%**
Income from investments, excl. associates at equity	0.0	15.3	-100.0%
Net financing costs	7,344.0	7,508.7	-2.2%
Other income from financing activities	1,067.8	1,032.5	3.4%
Financial results, excl. associates at equity	8,411.9	8,556.5	-1.7%
Income from associates at equity	230.0	237.5	-3.2%
Financial results	**8,641.9**	**8,794.0**	**-1.7%**
Profit before tax (EBT)	**98,682.0**	**88,019.9**	**12.1%**
Taxes on income	-32,860.4	-28,512.7	15.2%
Minority interest	-8.0	0.0	n.a.
Profit for the period	**65,813.6**	**59,507.2**	**10.6%**
Earnings per share (in €)	3.13	2.83	10.6%

Consolidated Income Statement 3rd Quarter

in T€	7-9/2002	7-9/2001	Change
Turnover	**87,327.2**	**87,709.4**	**-0.4%**
other operating income	2,278.3	1,350.6	68.7%
Operating income	**89,605.4**	**89,060.0**	**0.6%**
Cost of material and services	-3,957.8	-3,697.9	7.0%
Personnel expenses	-34,072.7	-34,396.3	-0.9%
Amortisation of intangible assets and depreciation of fixed assets	-10,261.6	-9,995.9	2.7%
other operating expenses	-10,370.2	-10,183.7	1.8%
Income before interest and taxes (EBIT)	**30,943.2**	**30,786.2**	**0.5%**
Income from investments, excl. associates at equity	0.0	0.0	n.a.
Net financing costs	2,030.5	2,927.0	-30.6%
Other income from financing activities	0.0	0.0	n.a.
Financial results, excl. associates at equity	2,030.5	2,927.0	-30.6%
Income from associates at equity	230.0	0.0	n.a.
Financial results	**2,260.5**	**2,927.0**	**-22.8%**
Profit before tax (EBT)	**33,203.8**	**33,713.1**	**-1.5%**
Taxes on income	-11,321.5	-11,132.9	1.7%
Minority interest	-5.2	0.0	n.a.
Profit for the period	**21,877.2**	**22,580.2**	**-3.1%**
Earnings per share (in €)	1.04	1.07	-2.8%

Interim Financial Report - First Nine Months of 2002 according to IAS

Flughafen Wien AG

FILE NO. 82-3907

Consolidated Balance Sheet in T€	30.9.2002	31.12.2001	V. Ist/Ist
Assets			
Intangible Assets	2,635.7	2,791.9	-5.6%
Property, plant and equipment	497,909.0	475,718.6	4.7%
Associates - at equity	26,051.7	37.1	n.a.
Other financial assests	33,818.8	37,327.7	-9.4%
Non-current receivables	0.0	63.6	-100.0%
Deferred tax assets	22,043.7	26,813.1	-17.8%
Non-current assets	**582,458.8**	**542,751.9**	**7.3%**
Inventories	2,261.8	2,325.2	-2.7%
Current receivables and other current assets	49,100.4	42,462.7	15.6%
Cash and cash equivalents	137,704.8	172,370.1	-20.1%
Current assets	**189,067.0**	**217,158.0**	**-12.9%**
Assets	**771,525.8**	**759,909.9**	**1.5%**
Equity and Liabilities			
Share Capital	152,670.0	152,670.0	0.0%
Share premium	117,657.3	117,657.3	0.0%
Retained earnings and reserves	284,012.0	262,091.2	8.4%
Equity	**554,339.3**	**532,418.6**	**4.1%**
Minority interest	**184.7**	**158.5**	**16.5%**
Non-current provisions	89,064.9	119,806.8	-25.7%
Other non-current liabilities	8,838.4	9,853.7	-10.3%
Non-current liabilities	**97,903,3**	**129,660.4**	**-24.5%**
Current provisions	72,149.9	58,720.9	22.9%
Current financial liabilities	8,144.8	4,274.6	90.5%
Trade payables	24,164.0	19,471.0	24.1%
Other current liabilities	14,639.9	15,205.9	-3.7%
Current liabilities	**119,098.6**	**97,672.4**	**21.9%**
Equity and Liabilities	**771,525.8**	**759,909.9**	**1.5%**

Consolidated Cash Flow Statement in T€	1-9/2002	1-9/2001	V. Ist/Ist
Net cash flows			
from operating activities	81,988.4	71,629.6	14.5%
from investing activities	-78,218.3	-23,053.2	239.3%
from financing activities	-36,011.6	-47,779.5	-24.6%
Change in cash and cash equivalents	**-32,241.6**	**796.9**	**n.a.**
Addition to / - Reversal of revaluation reserve for securities	-2,423.8	-6,430.7	-62.3%
Cash and cash equivalents at beginning of period	172,370.1	180,241.4	-4.4%
Cash and cash equivalents at end of period	137,704.8	174,607.5	-21.1%

Capital and Reserves in T€	1-9/2002	1-9/2001	V. Ist/Ist
Balance on 31.12.	**532,418.6**	**513,655.5**	**3.7%**
Dividend payment for prior year	-39,900.0	-44,100.0	-9.5%
Profit for first nine months	65,813.6	59,507.2	10.6%
Other changes	-3,992.8	-6,077.7	n.a.
Balance on 30.9.	**554,339.3**	**522,985.0**	**6.0%**

Segment Results in T€	1-9/2002	1-9/2001	V. Ist/Ist
Airport			
Segment turnover*	104,981.1	106,932.5	-1.8%
Segment profit	55,109.1	57,217.2	-3.7%
Handling			
Segment turnover*	77,726,2	84,076.3	-7.6%
Segment profit	19,917.5	13,640.2	46.0%
Non-Aviation			
Segment turnover*	57,432.6	55,337.4	3.8%
Segment profit	29,044.1	24,334.1	19.4%

* external turnover

Published by: Flughafen Wien AG, Communications · Postbox 1, A-1300 Wien-Flughafen, Telephon: +43/1/7007-22103, Telefax: +43/1/7007-23805
Investor Relations: Robert Dusek, Telephon: +43-1-7007-23126, Telefax: +43/1/7007-23058 e-mail: m@viennaairport.com, investor-relations@viennaairport.com
http://www.viennaairport.com · DVR: 008613 · Commercia Register: FN 42984 m · District Court of Korneuburg
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